 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Adagio Medical Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00534B 100
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Perceptive Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,257,488

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,257,488

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,257,488

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
76.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) The ownership percentage reported is based upon the sum of: (i) 13,387,636 shares of Common Stock outstanding as of August 23, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 26, 2024; (ii) 1,147,500 Earn-Out Shares (as defined below); and (iii) 5,445,069 shares of Common Stock issuable upon the exercise of Warrants (as defined below).

1	NAMES OF REPORTING PERSONS
Joseph Edelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,257,488

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,257,488

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,257,488

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
76.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The ownership percentage reported is based upon the sum of: (i) 13,387,636 shares of Common Stock outstanding as of August 23, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 26, 2024; (ii) 1,147,500 Earn-Out Shares; and (iii) 5,445,069 shares of Common Stock issuable upon the exercise of Warrants.

1	NAMES OF REPORTING PERSONS
Perceptive Life Sciences Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,056,586

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,056,586

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,056,586

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
75.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The ownership percentage reported is based upon the sum of: (i) 13,387,636 shares of Common Stock outstanding as of August 23, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 26, 2024; (ii) 1,147,500 Earn-Out Shares; and (iii) 5,445,069 shares of Common Stock issuable upon the exercise of Warrants.

1	NAMES OF REPORTING PERSONS
C2 Life Sciences LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
200,902

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
200,902

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,902

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The ownership percentage reported is based upon the sum of: (i) 13,387,636 shares of Common Stock outstanding as of August 23, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 26, 2024; (ii) 1,147,500 Earn-Out Shares; and (iii) 5,445,069 shares of Common Stock issuable upon the exercise of Warrants.

Item 1(a).	Name of Issuer:

Adagio Medical Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26051 Merit Circle, Suite 102, Laguna Hills, CA 92653

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Perceptive Advisors LLC (“Perceptive Advisors”);
Joseph Edelman (“Mr. Edelman”);
Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”); and
C2 Life Sciences LLC (“C2”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor
New York, NY 10003

Item 2(c).	Citizenship:

Perceptive Advisors is a Delaware limited liability company
Mr. Edelman is a United States citizen
The Master Fund is a Cayman Islands corporation
C2 is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

00534B 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G.

The Master Fund is the holder of record of (i) 8,808,267 shares of Common Stock, (ii) 803,250 shares of Common Stock that will only vest if, prior to the tenth anniversary of the closing of the business combination by and among the Issuer, ARYA Sciences Acquisition Corp IV, Aja Merger Sub 1, Aja Merger Sub 2, Inc. and Adagio Medical, Inc. (the “Earn-Out Period”), the share price of the Common Stock equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period and shall automatically be forfeited and cancelled if the foregoing vesting condition is not fulfilled within the Earn-Out Period (such shares of Common Stock, the “Earn-Out Shares”), and (iii) 5,445,069 warrants (the “Warrants”) exercisable for 5,445,069 shares of Common Stock.  Perceptive Advisors serves as the investment manager to the Master Fund and C2 and Mr. Edelman is the managing member of Perceptive Advisors.  Accordingly, Perceptive Advisors and Mr. Edelman have voting and investment discretion with respect to, and may be deemed to beneficially own, the shares of Common Stock, Earn-Out Shares and Warrants held of record by the Master Fund.  Perceptive Advisors does not directly hold any shares of Common Stock, Earn-Out Shares or Warrants.  C2 is the holder of record of 135,065 shares of Common Stock and 65,837 Earn-Out Shares.  C2 became a holder of such securities in connection with a pro rata distribution for no consideration that ARYA Sciences Holdings IV effectuated on September 27, 2024.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the reported securities (other than securities reported as directly held by such Reporting Person).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibit List

Exhibit 1: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

C2 LIFE SCIENCES LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

EXHIBIT 1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: November 13, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

C2 LIFE SCIENCES LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member